SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)
Of The Securities Exchange Act Of 1934

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

Of The Securities Exchange Act of 1934

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of subject company (Issuer))

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of Filing Person (Offeror))

Preferred Class B Shares, Without Par Value (Including In The Form Of American Depositary Shares) (Title of classes of securities)	20441B407 (CUSIP number of Preferred Class B Shares)

Daniel Pimentel Slaviero

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

Tel: +55 41 3331 4011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Nicolas Grabar
Francesca L. Odell
Glenn P. McGrory
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Tel: (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$693,655,030.06	US$75,677.77

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated assuming the conversion of all outstanding preferred class B shares of Companhia Paranaense de Energia – Copel (“Copel”), no par value (the “Preferred Class B Shares”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 286,332,019, the number of Copel Preferred Shares eligible to be converted into units, each representing four Preferred Class B Shares and one common share of Copel (the “Units”), in the offer, multiplied by US$ 1.24, the average of the high and low prices of the Preferred Class B Shares as reported on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or “B3”) on March 17, 2021, converted into U.S. dollars based on an exchange rate of R$5,5847 =US$1, the PTAX selling rate as reported by the Central Bank of Brazil (Banco

Central do Brasil) on March 17, 2021, and (2) 26,494,783, the number of outstanding Preferred ADSs, as of March 17, 2021, eligible to be converted into Units in the offer, multiplied by US$ 12.78, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on March 17, 2021.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2021, is US$109.10 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.0001091.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☒	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 (“Schedule TO/13E-3”) relates to the offer by Companhia Paranaense de Energia – Copel, a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Copel” or the “Company”) to convert (the “Conversion Offer”) any or all of the Company’s preferred Class B shares, no par value (the “Preferred Class B Shares”) into units, each consisting of four Preferred Class B Shares and one common share of Copel (the “Units”). The Conversion Offer is subject to the terms and conditions set forth in the Revised Offer to Convert dated April 16, 2021 (the “Offer to Convert”). The Offer to Convert is attached to Amendment No. 2 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 as Exhibit (a)(1)(A). This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on March 22, 2021, Amendment No. 1 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on April 8, 2021 and Amendment No. 2 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on April 16, 2021.

All information in the Offer to Convert is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO/13E-3, except as otherwise set forth below.

The responses to the items of the Schedule TO and Schedule 13E-3 are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO/13E-3 is hereby amended and supplemented by adding the following language:

On April 23, 2021, Copel issued a press release announcing that the Minimum Participation Condition (as defined in the Offer to Convert) was met and all Preferred Class B Shares the holders of which have elected to convert their Preferred Class B Shares (and not withdrawn such election), including Preferred Class B Shares then represented by Preferred ADSs, have been accepted for conversion. The press release is incorporated herein by reference.

On April 26, 2021, Copel issued a press release announcing that the board of directors of Copel (the “Board of Directors”) approved the conversion of shares and the formation of share deposit certificates under the 1st Share Conversion and Share Deposit Certificate Formation Program. The press release is incorporated herein by reference.

On April 26, 2021, Copel issued a press release containing the summary of the Four Hundredth and Third Extraordinary Board of Directors’ Meeting which took place on April 23, 2021, where the Board of Directors approved the total number of shares converted and the total number of Units formed. The press release is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO/13E-3 is hereby amended and supplemented as described below:

The following exhibits are hereby added to Item 12 of the Schedule TO/13E-3:

Exhibit No	Description
(a)(5)(H)	Press Release “Copel UNITS Program – Minimum Adherence Achieved” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 23, 2021).
(a)(5)(I)	Press Release “1st UNIT Program is Approved by the Board of Directors” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 26, 2021).
(a)(5)(J)	Press Release “Summary of the Four Hundredth and Third Extraordinary Board of Directors’ Meeting” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 26, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL
By: /s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero
Title: Chief Executive Officer
By: /s/ Adriano Rudek de Moura
Name: Adriano Rudek de Moura
Title: Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(H)	Press Release “Copel UNITS Program – Minimum Adherence Achieved” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 23, 2021).
(a)(5)(I)	Press Release “1st UNIT Program is Approved by the Board of Directors” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 26, 2021).
(a)(5)(J)	Press Release “Summary of the Four Hundredth and Third Extraordinary Board of Directors’ Meeting” (incorporated by reference to Copel’s current report on Form 6-K, filed on April 26, 2021).